CORRESPONDENCE

A4S SECURITY, INC.
489 N. DENVER AVENUE
LOVELAND, CO 80537

June 3, 2005

Larry Spirgel
Derek B. Swanson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	A4S Security, Inc. (formerly known as A4S Technologies, Inc.) Form SB-2 filed April 22, 2005 File No. 333-124238

Dear Messrs. Spirgel and Swanson:

        The following is in response to your comment letter dated May 19, 2005 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

Form SB-2

General

1.	We encourage you to file all exhibits with the next amendment to your Form SB-2 or otherwise furnish drafts of the legality opinion. We may have additional comments upon review of that document. Please also file the proper consent upon the filing of the legality opinion.

A draft of the legal opinion, which includes the consent, is filed with Amendment No. 1 as Exhibit 5.1.

2.	We note that you reference industry research throughout the document, such as those provided by the American Public Transportation Association, Frost & Sullivan, and the School Bus Information Council, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Division of Corporation Finance
June 3, 2005

Attached to this document are the requested back-up materials to support statements made in our registration statement. We have referenced the specific statement and then cited to the appropriate source. With the exception of the Frost & Sullivan report, all of the information is publicly available and information regarding its availability is provided.

The Frost & Sullivan report, entitled World Video Surveillance Equipment Markets A952-11, is a marketing piece prepared by Frost & Sullivan available for purchase. Frost & Sullivan reports are limited to a purchaser’s internal use and publication or distribution to third parties is not permitted. Prior to referencing the report, we obtained written permission from Frost & Sullivan to reference specific portions of the report in connection with our SEC filings. A copy of the Frost & Sullivan consent is attached. On May 26, 2005 we contacted Frost & Sullivan to obtain their permission to allow us to provide these figures from the report to you. At that time, they notified us that changes had been made to the figures due to calculation errors discovered in April. We have attached both the original and corrected figures and have made modifications accordingly in Amendment No. 1.

Statement: “there are approximately 76,000 passenger buses . . . in use in the United States.” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: American Public Transportation Association – Bus and Trolleybus National Totals, Fiscal year 2002. Available at: http://www.apta.com/research/stats/bus/bussum.cfm.

Statement: "there are approximately . . .5,300 commuter rail vehicles . . . in use in the United States." (6th paragraph of section entitled "Prospectus Summary" and 1st paragraph of Overview in section entitled "Products and Marketing.")

Source: American Public Transportation Association – Bus and Trolleybus National Totals, Fiscal year 2002. Available at: http://www.apta.com/research/stats/rail/crsum.cfm.

Division of Corporation Finance
June 3, 2005

Statement: “there are approximately . . .1,450 light rail vehicles . . . in use in the United States.” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: American Public Transportation Association – Bus and Trolleybus National Totals, Fiscal year 2002. Available at: http://www.apta.com/research/stats/rail/lrsum.cfm.

Statement: "there are approximately . . .10,700 heavy rail vehicles . . . in use in the United States." (6th paragraph of section entitled "Prospectus Summary" and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: American Public Transportation Association – Bus and Trolleybus National Totals, Fiscal year 2002. Available at: http://www.apta.com/research/stats/rail/hrsum.cfm.

Statement: “Additionally, the School Bus Information Council estimates that there are approximately 450,000 school buses transporting children to school daily . . ..” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: School Bus Information Council - School Bus Facts 2004. Available at: http://www.schoolbusinfo.org/School%20Bus%20Facts%202004.htm.

Statement: “. . . and the Bureau of Transportation Statistics estimates that there are nearly 590,000 freight motor carriers in the United States.” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: In April 2005, the Company located information on TranStats, a website maintained by the Bureau of Transportation Statistics stating that the number of freight motor carriers in the United States was 589,348. A copy of the web page, http://transtats.bts.gov/Oneway.asp?Field_Desc=Entity%20Type& Field_Type=Char&Sel_Cat=CARSHP&Lookup_Table=L_FMCSA_CARSHP&Sel_Var=NUM_RECS&Sel_Stat=Sum&Data_Type=CAT&Percent_Flag=0&Display_Flag=0 was not made at the time. The site no longer contains the information cited. We have been in contact with Reference Services at the Bureau of Transportation Statistics and they are unable to locate this data or find the numbers we had previously included. In light of this, we will revise the statement to comport with information available through the Bureau of Transportation Statistics – Table 1 – Highways: 1999 Data (unless noted).

Division of Corporation Finance
June 3, 2005

Available at:
http://www.bts.gov/publications/transportation_statistics_annual_report/2000/chapter2/transportation_system_extent_table1.html. The revised statement reads, “. . . and the Bureau of Transportation Statistics estimates that there are approximately 511,000 interstate freight motor carriers in the United States.”

Statement: “There were approximately 420,000 law enforcement vehicles in the United States as of 2001.” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: Automotive Resources International — ARI Push dated September 30, 2002. “Ford to Install Shields Around 350,000 Crown Vic Police Car Gas Tanks, But Not Consumer Models.” Available at: http://www.arifleet.com/aripush/ARIPUSH093002.html.

Statement: “According to a 2005 market study prepared by Frost & Sullivan, the digital video recorder segment of the video surveillance equipment market should be the fastest growing segment through 2010.” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”)

Source: Frost & Sullivan – World Video Surveillance Equipment Markets (A952-11).

This report focused on three segments of the video surveillance equipment market: cameras, monitors and digital video recorders. To arrive at the statement contained in our Form SB-2, a comparison was made of the compound annual growth rates of each of the market segments. The digital video recorder industry was the highest.

Statement: “Frost & Sullivan estimates that the digital video recorder market should grow at an annual rate of 22.4%.” (6th paragraph of section entitled “Prospectus Summary” and 1st paragraph of Overview in section entitled “Products and Marketing.”) In light of the changes Frost & Sullivan provided to us for these figures, the registration statement has been amended to state, “Frost & Sullivan estimates that the digital video recorder market should grow at a compound annual growth rate of 21.4% through 2010.”

Source: Frost & Sullivan – World Video Surveillance Equipment Markets (A952-11), Figure 4-3.

Division of Corporation Finance
June 3, 2005

Statement: “From a $1.48 billion North American market in 2003, Frost and Sullivan, projects a compound annual growth rate of 11.9% through 2010 for the video surveillance equipment market.” (2nd paragraph of section entitled “Stationary/Facility Surveillance — ShiftWatch® VSS.”) In light of the changes Frost & Sullivan provided to us for these figures, the registration statement has been amended to state, “From a $1.58 billion North American market in 2003, Frost and Sullivan, projects a compound annual growth rate of 13.7% through 2010 for the video surveillance equipment market.”

Source: Frost & Sullivan – World Video Surveillance Equipment Markets (A952-11), Figure 2-4.

Statement: “Bob Kohler, Director of Transportation, KCATA, in discussing our ShiftWatch® TVS™ product stated that, “It’s the best full motion digital video we’ve ever seen in a mobile security surveillance application; it has already paid for itself.” (3rd paragraph of section entitled “Public Transportation — ShiftWatch® TVS™.)

Source: Mr. Kohler gave his consent for our use of this statement in November 2004. A copy of his letter of consent is attached.

3.	Your fee table indicates you are registering 120,000 options to purchase common stock and 120,000 options to purchase warrants, as well as the securities underlying those options. It appears, however, that A4S Technologies negotiated the sale of those options to Newbridge Securities prior to filing the Form SB-2. As a result, you may only register the resale of the underlying common stock. Please revise the fee table to remove the underwriters’ options from the “Amount to be Registered” and include the information required by Item 507 of Regulation S-B.

It is our understanding that our counsel, Marci Fulton, discussed this comment with Derek Swanson of the Staff. We do not view these options as anything other than standard underwriter warrants which are registered in offerings. Accordingly, no change has been made. We are registering 130,000 options to purchase common stock and 130,000 options to purchase warrants, which will be granted to the Representatives as standard underwriter options in connection with this initial public offering of our common stock. The sale of these options was not completed prior to the filing of our Form SB-2.

We do want to note the registration of the resale of the common stock underlying the bridge warrants. As noted in the Explanatory Note following the Calculation of Registration Fee section, our SB-2 contains two forms of prospectus: one to be used in connection with an initial public offering of 1,300,000 units (the “Prospectus”) and one to be used in connection with the potential resale of an aggregate of 194,471 shares by certain selling shareholders (the “Selling Shareholders Prospectus”). The Selling Shareholder Prospectus includes the information required by Item 507 of Regulation S-B.

Division of Corporation Finance
June 3, 2005

4.	Please include the signature of the executive officer acting in the capacity as principal accounting officer.

We have identified Jeffrey G. McGonegal as the principal accounting officer.

Prospectus Cover Page

5.	Until you are approved for quotation on the Nasdaq SmallCap Stock Market, revise your disclosure to clarify that you have applied for quotation on the Nasdaq SmallCap Stock Market.

Disclosure on the cover page has been clarified that the Company has applied for quotation.

6.	We note from your description of the plan of distribution that the offering is a firm commitment offering and that the public offering price of the units will be between $6.50 and $7.50. However, we note the statement on page 43 that “[A]fter the initial offering of the units, the offering price and other selling terms may from time to time be varied by the representatives of the underwriter.” Please explain in your response letter how this statement is consistent with the underwriters’ commitment to purchase all of the securities in the offering if any are purchased.

The statement on Page 43 has been deleted.

Prospectus Summary, page 3

7.     Please balance the disclosure in your summary with the following:

•	That your independent auditor has issued a going concern opinion;
•	That you have a history of net operating losses and an accumulated deficit of $4 million; and
•	That the Kansas City Area Transportation Authority accounts for approximately 97% of your net sales.

The requested disclosures have been included in the Prospectus Summary.

The Offering, page 5

8.	Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

The percentage of the outstanding common stock has been included in The Offering subsection of the Prospectus Summary.

9.     Disclose the exercise price of the warrants.

Division of Corporation Finance
June 3, 2005

The exercise price of the warrants has been included in The Offering subsection of the Prospectus Summary.

Summary of Historical Financial Data, page 6

10.	Delete the pro forma information from the table of Summary Historical Financial Data. The impact of the anticipated offering and transactions occurring subsequent to the date of the latest balance sheet may be presented in the capitalization table at page 16.

The pro forma information has been deleted from the table of Summary Historical Financial Data.

Risk Factors, page 7

      General

11.	Please move your risk factor discussing the fact that your independent auditor has questioned your ability to continue as a going concern to the front of this section.

The risk factor regarding the going concern opinion of the auditor has been moved to the front of the Risk Factor section.

12.	Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as “If the markets for our products do not develop...” on page 8, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as “Our success depends on our ability to sell our products to more customers” on page 7 and “Our future success will depend, in part, on the continued service of our management team” on page 9. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic. Please revise accordingly.

The risk factor captions have been revised to better reflect the risk discussed in the text.

Division of Corporation Finance
June 3, 2005

13.	Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and financial performance could be materially adversely affected. This statement does not represent meaningful disclosure. Instead, revise to provide specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, and share price.

The risk factors have been revised to present more meaningful disclosure.

14.	Please remove any mitigating language from your risk factors. For example, your risk factor “Some members of our management team and key personnel...” (page 9) discusses the possibility that members of management will not work well together, which could impact your sales and operating results. The disclosure also states, however, the belief that you have “assembled a management, sales and marketing team that can effectively market [your] products and capitalize on [your] opportunities.” This appears to minimize the risk that your personnel will not effectively market and sell your products.

The mitigating language in our risk factors has been deleted.

“Our success depends on our ability to sell our products to more customers,” page 7

15.	Please highlight that the Kansas City Area Transportation Authority accounts for approximately 97% of your net sales.

The risk factor has been revised to highlight the high percentage of sales to the KCATA.

“We do not currently have insurance that covers product liability,” page 10

16.	Expand this risk factor to indicate whether the nature of how your products are used by customers enhances the potential for product liability as compared to others. For example, your products are used in the transportation industry and if there is a traffic accident is it possible that your products could be held partly responsible for damages resulting from the accident.

The risk factor regarding the lack of product liability insurance has been expanded.

Division of Corporation Finance
June 3, 2005

“The redemption of our warrants in this offering…,” page 14

17.	Clarify that someone who fails to redeem their warrants after a notice of redemption will lose money because the redemption price ($.10) is more than likely to be less than the gain that would be realized if a holder exercises his or her warrants.

The risk factor regarding redemption of the warrants has been expanded to clarify the likelihood of loss of money by a warrant holder who does not exercise his or her warrants after a notice of redemption.

“If a current prospectus, and possibly state blue sky registration...,” page 14

18.	Please revise to clarify that you are referring to purchasers of the warrants in this offering (not to private purchasers of warrants).

The risk factor regarding exercise of warrants has been expanded to clarify that references to the warrants refer to warrants offered in this initial public offering.

Capitalization, page 16

19.	We are unable to reconcile the pro forma information presented in the capitalization table to the changes in the historical financial statement information. Revise the notes to the pro forma information to clearly describe the impact on each line presented in the table.

The notes to the pro forma capitalization computations have been expanded to provide specific details and amounts of the impact of each adjustment used in the computations.

Dilution, page 17

20.	Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options, warrants, and convertible notes. Also quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

Disclosures have been added to quantify the impact of the additional dilutive instruments and to quantify dilution from an over-allotment exercise. We call your attention to the fact that the assumed exercise of the convertible notes is included in the basic dilution computation since by their terms they are converted in to common shares upon a public offering, generating proceeds of $5,000,000 or more.

Division of Corporation Finance
June 3, 2005

Management’s Discussion and Analysis or Plan of Operation, page 19 Overview, page 19

21.	We note that you derived a substantial portion of your sales from the Kansas City Area Transportation Authority. Please revise to disclose your heavy reliance on the KCATA as a major customer of your products and discuss your marketing plans for expanding your business to additional mass transit customers and to the law enforcement market.

The Overview subsection of the MD&A section has been revised to disclose the heavy reliance on the KCATA as a major customer and plans to expand business to additional customers.

Results of Operations, page 19

22.	In your comparison of fiscal 2004 to 2003 revenues, you note that “the increase in sales is attributable primarily to a shift in 2004 of our marketing focus.” Revise your disclosure to indicate the increase in sales was a result of sales to one customer in 2004.

In the comparison of 2004 to 2003 revenues, it has been clarified that the increase is attributable to sales to KCATA.

Liquidity and Capital Resources, page 19

23.	Disclose the nature of the intangible assets acquired during the year, as described in the section on “Investing Activities.” It appears a portion of these payments may be attributed to loan costs. If this is true, explain why classification of these costs as investing activities is appropriate.

The payments for the intangible assets acquired during the periods have been further detailed within the statement of cash flows and the portion attributable to the debt issue costs have been classified as financing activities.

Critical Accounting Policies, page 21

24.	We note that your Critical Accounting Policies indicate the Company recognizes revenue when products are shipped to unaffiliated customers. In contrast, in your Summary of Significant Accounting Policies regarding revenue recognition and accounts receivable you indicate, “the Company recognizes revenue when product is delivered.” Revise your disclosures to ensure your revenue policy is consistently stated. If you indeed recognize revenue upon shipment to customers, please provide the following information:

Division of Corporation Finance
June 3, 2005

•	Describe your formal shipping terms, if any, e.g., FOB shipping point or FOB destination, and explain the manner in which those terms are communicated to customers;
•	In the absence of formal shipping terms, describe when title and risk of loss of merchandising pass to customers on merchandise shipped from warehouses. Indicate whether you have received a legal opinion in this regard and describe its conclusion;
•	Describe your involvement in the shipping process; and
•	If formal shipping terms are FOB destination, or title and risk of loss otherwise pass to customers upon delivery, tell us how you comply with SAB 104 by recognizing revenue upon shipment.

Disclosures in the Critical Accounting Policies have been expanded to more clearly describe the revenue recognition process and the disclosures in the Summary of Significant Accounting Policies have been revised to be consistent with the Critical Accounting Policy.

25.	Avoid using boilerplate descriptions of your critical accounting policies. Your description of your critical accounting estimates should evolve as your business grows. For example in discussing your critical estimates made in connection with your accounting for accounts receivable, you caution that a financial decline of “any one of our large clients” could have a material adverse effect on the collectibility of your receivables. However, you currently have only one large client, so you should discuss this critical accounting policy as it applies to your one large client noting the increased risks as your business continues to grow.

Division of Corporation Finance
June 3, 2005

The Critical Accounting Policies have been revised to better reflect and discuss the current status of the Company as well as comprehend changes as the business evolves.

Business, page 23

26.	Please tell us in your response letter the consideration you gave to disclosing the effect of existing or probable government regulations on your business, as provided by Item 101(b)(9) of Regulation S-B. For example, we note that many municipalities have been implementing traffic cameras to monitor traffic behavior at busy intersections. Is this a potential market for your products?

We have discussed law enforcement initiatives in the Law Enforcement subsection of the Business section and considered disclosing the effect of other existing or probable government regulations. For example, we expect increased demand for our products based on homeland security initiatives; however, it might be misleading to discuss that as the funding for these initiatives is unclear. With respect to your specific example of municipalities implementing traffic cameras to monitor traffic behavior at busy intersections, we believe that this could be a potential market for our products. However, we believe that it is important for us to focus in the near term on the mass transit market as discussed in the registration statement.

27.	Please revise to disclose the information required by Item 102 of Regulation S-B.

We do not own any real property. Our facilities are leased. We added this disclosure to the Business Section.

Executive Compensation, page 35

28.	Please revise to disclose compensation paid to directors, in accordance with Item 402(f) of Regulation S-B.

We have clarified the disclosure in the Executive Compensation section that directors did not receive any cash compensation, and have received grants of options.

Certain Relationships and Related Transactions, page 36

29.	Disclose the conversion price of the convertible notes offered during 2003 and 2004.

The conversion prices of the convertible notes have been included in the Certain Relationships and Related Transactions section.

Division of Corporation Finance
June 3, 2005

Financial Statements, page F-3 through F-6

30.	Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2005. See Item 310(g) of Regulation S-B.

The financial statements and other financing information have been updated to include the interim period ended March 31, 2005.

Note 7: Convertible Notes Payable, page F-12

31.	Tell us how you applied the guidance in EITF 98-5 and EITF 00-27 in calculating the beneficial conversion feature for convertible debt. It appears that you used a relative fair value approach, instead of the intrinsic value method described in EITF 98-5.

For the $675,000 of convertible debt issued in July 2003 and the $265,000 convertible debt issued in August 2004, the beneficial conversion features were calculated based upon their intrinsic values, which was the calculated difference between the conversion price and the estimated fair values of the common stock into which the respective debt was convertible. The July 2003 and August 2004 convertible debt offerings did not contain any warrant rights.

For the total of approximately $2,572,000 in convertible debt issued between September 2003 and March 2005 (which was issued with detachable warrants), the beneficial conversion features were calculated based upon their intrinsic values using the effective conversion price as compared to the estimated fair value of the common stock into which the debt was convertible. As provided in EITF 00-27, proceeds from each of these financing transactions were first allocated between the convertible debt component and the detachable warrant component on a relative fair value basis. The EITF 98-5 model was then applied to the amount allocated to the convertible debt, and an effective conversion price was calculated and used to measure the intrinsic value of the conversion option.

Within our financial statements the individual values assigned to each of the components is presented and discussed on a combined basis.

Division of Corporation Finance
June 3, 2005

Note 8:   Stock Options, page F-13

32.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2004 and 2005.

As A4S is a private company, our board determined fair value of the common stock when each option was granted based upon a contemporaneous assessment of the facts and circumstances when the options were granted. The primary factor that was considered was arm’s length transactions involving the sale of common stock or common stock rights shortly before or approximate to, the granting of options. Following is a summary, presented on a post reverse split basis, of the stock option grants and associated offerings used to determine fair value contemporaneous with the grants:

               Prior Convertible Debt Offerings                            Subsequent Stock Option Grants
               --------------------------------                            ------------------------------
       Date                         Face       Initial Convert                                       Exercise
     Funded          Amount         Rate         Per Share (A)            Date        Number (B)       Price
     ------          ------         ----         -------------            ----        ----------       -----
    7/1/03          $675,000        6%           $18.40 (1)
   10/2/03          $345,000        6%           $18.40 (2)
                                                                        9/19-23/03      24,130        $18.40

  2/23/04 to
  6/21/04            $505,042       6%            $9.20 (3)
  8/04               $265,000       6%            $1.75 (4)
  11/16/04 (D) to
  4/12/05          $1,722,191       8%            $3.50

                                                                       10/29/04 to
                                                                        3/25/05         548,913        $3.50(C)
Summary Information and Notes:

Following earlier fund raisings through 2002, we believed that we were nearing production of revenues from the sale of law enforcement units in early to mid 2003. In order to proceed with our business plan strategy, in mid 2003, we undertook another round of fund raising. As part of the negotiation process between us and the independent investors, the Company’s value was subject to significant discussions. Because achieving revenues was critical to the estimated value of the entity and due to concerns by the investors that forecasted revenues may not be achieved, thereby providing for a potentially lower entity value, the notes contained an adjustment provision, that effectively reset the entity value through an adjustment of the conversion price if we did not achieve specified revenue levels for 2003. Subsequent offerings in 2003 and early 2004 contained similar adjustment provisions based upon projected revenue levels. Based upon actual results, revenues generated by us during the measurement periods were significantly short from the previously forecasted amounts. Accordingly the conversion rates as provided under the original terms of the notes were reset to reflect the revised actual “value” of the entity, based upon such revenue levels.

Division of Corporation Finance
June 3, 2005

(A)	– Based upon the terms of the original notes the conversion rates were established as presented in the chart above. Based upon the terms of the notes as executed and the actual lower sales levels, the conversion rates were reset to a lower amount to reflect the lower entity value due to significantly lower revenue levels as follows:

(1)	– Conversion rate was reset to $1.84 per share.
(2)	– Conversion rate was reset to $1.66 per share.
(3)	— Conversion rate was reset to $0.64 per share.
(4)	— Conversion rate was reset to $0.64 per share.

(B)	— Option grants reflect gross awards prior to forfeitures due to terminations.
(C)	— Included in the 548,913 options granted in October 2004 to March 2005 are 127,717 options exercisable at $3.85 per share to Michael Siemens.
(D)	— Negotiations with the placement agent on terms and pricing for the $1.7 million offering commenced in early to mid October 2004, thereby serving as the primary basis for the common stock values used for granting the options during that same period.

33.	Disclose vesting provisions for stock options in the notes to the financial statements. Also disclose whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective. If you used a valuation specialist that was a related party, include a statement indicating that fact.

Note 8 to the financial statements has been revised to disclose vesting provisions and additional information regarding determination of the fair value of the common stock.

34.	Please disclose in MD&A the following information relating to your issuances of stock options:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

Division of Corporation Finance
June 3, 2005

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price; and

•	The valuation alternative selected and the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Further disclose in your Management’s Discussion and Analysis section the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

A new section has been added to our Management’s Discussion and Analysis providing expanded disclosures concerning our issuances of stock options.

        Thank you in advance for consideration of our Amendment No. 1 to the Form SB-2. We plan to request acceleration for June 20, 2005. We greatly appreciate your cooperation in processing this filing.

Sincerely, /s/ Michael Siemens Michael Siemens, President
cc:	Robert M. Bearman, Esq. David H. Drennen, Esq. David C. Roos, Esq. Marci M. Fulton, Esq.